SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                SCHEDULE 14D-1/A
                       (Amendment No. 9 - Final Amendment)
                             TENDER OFFER STATEMENT
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                       and

                                 SCHEDULE 13D/A
                               (Amendment No. 11)
                           ---------------------------

                                 NCL HOLDING ASA
                            (Name of Subject Company)

                                 ARRASAS LIMITED

                                       and

                                STAR CRUISES PLC
                                    (Bidders)

                                 Ordinary Shares
                       (nominal value NOK 2.30 per share)

                                       and

       American Depositary Shares, each representing four Ordinary Shares
                         (Title of Class of Securities)

                            492693 (Ordinary Shares)
 628854310 (American Depositary Shares, each representing four Ordinary Shares)
                      (CUSIP Number of Class of Securities)
                          ----------------------------

                                   Gerard Lim
                                Star Cruises PLC
                            Suite 1503, Ocean Centre
                                  5 Cantor Road
                              Tsimshatsui, Kowloon
                                 Hong Kong, SAR
                                011-603-309-2600

       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copies of Communications to:

                               Daniel S. Sternberg
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
                           ---------------------------


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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Arrasas Limited


2.       Check the Appropriate Box if a member of a Group              (a) |X|
                                                                       (b) |_|


3.       SEC Use Only


4.       Sources of Funds

         AF, BK, WC, OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Incorporation

         Isle of Man


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         255,116,463(1)

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                    |_|


9.       Percent of Class Represented by Amount in Row (7)

         Approximately 95.4%


10.      Type of Reporting Person

         CO



----------

1 Of these Shares, 226,006,263 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 16,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.


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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
-------------------------------------------------------------------------


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person Above

         Star Cruises PLC


2.       Check the Appropriate Box if a member of a Group              (a) |X|
                                                                       (b) |_|


3.       SEC Use Only


4.       Sources of Funds

         Not applicable


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Incorporation

         Isle of Man


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         255,116,463(2)

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                    |_|


9.       Percent of Class Represented by Amount in Row (7)
         Approximately 95.4%


10.      Type of Reporting Person
         CO



----------

2 Of these Shares, 226,006,263 are owned by Arrasas Limited, a wholly owned subsidiary of Star Cruises PLC, 10,300,000 are owned by Resorts World Limited, 2,810,200 are owned by Genting Overseas Holdings Limited and 16,000,000 are owned by Palomino Limited. Because each of Arrasas Limited, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited are affiliates of Star Cruises PLC, Star Cruises PLC may be deemed to beneficially own the Shares held by such entities.


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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
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     This Amendment No. 9 (this "Amendment") amends the Schedule 14D-1 Tender
Offer Statement (the "Statement") dated January 13, 2000, as previously amended, of Arrasas Limited, an Isle of Man company (the "Offeror") and a wholly owned subsidiary of Star Cruises PLC ("Star"), filed in connection with the Offeror's offer to purchase all of the outstanding ordinary shares, nominal value Norwegian Kroner ("NOK") 2.30 per share (the "Shares"), of NCL Holding ASA ("NCL"), that are held by U.S. Persons (as defined in Regulation S under the Securities Act of 1933, as amended), at a purchase price of NOK 35 per Share net to the seller in cash, without interest thereon, and all outstanding American Depositary Shares of NCL, each representing four Shares, at a purchase price of NOK 140 per ADS net to the seller in cash, without interest thereon, both upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2000 (the "Offer to Purchase") and the related Letter of Transmittal and Acceptance Form. This Amendment is being filed on behalf of the Offeror and Star. This Amendment also amends the Schedule 13D filed by the Offeror, Resorts World Limited, Genting Overseas Holdings Limited and Palomino Limited with the Securities and Exchange Commission on December 27, 1999, as amended.

     Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.


Item 6. Interest in Securities of the Subject Company.

     Items 6(a) and (b) are hereby amended and supplemented by adding the following paragraphs:

     (a) The U.S. Offer expired at 12:00 midnight, New York City time and the International Offer expired at 12:00 midnight, Oslo time, on Thursday, February 10, 2000. As a result of the acceptance for payment pursuant to the Offers of the Shares and ADSs described below, the Offeror currently beneficially owns 255,116,463 Shares, representing approximately 95.4% of the outstanding Shares.

     Reference is hereby made to the text of the Press Release attached hereto as Exhibit (q) and incorporated herein by reference.

     (b) Pursuant to the U.S. Offer and based upon the report of the Depositary, the Offeror has accepted for payment 5,687,718 ADSs representing 22,750,872 Shares tendered by physical or book-entry delivery at a purchase price of the U.S. dollar equivalent of NOK 140 per ADS.

     Pursuant to the International Offer and based upon the report of the Norway Receiving Agent, the Offeror has accepted for payment 47,671,648 Shares at a purchase price of NOK 35 per Share.

         Reference is hereby made to the text of the Press Release attached hereto as Exhibit (q) and incorporated herein by reference.


Item 11. Material to be filed as Exhibits.

     The following item (q) is hereby added to the material previously filed as exhibits.

     (q) Text of Press Release issued by Star on February 16, 2000


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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2000



                                          ARRASAS LIMITED


                                          By:  /s/ Gerard Lim
                                             -------------------------------
                                               Name:  Gerard Lim
                                               Title:  Director




                                          STAR CRUISES PLC


                                          By:  /s/ Lim Kok Thay
                                             -------------------------------
                                               Name:  Lim Kok Thay
                                               Title:  Director


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CUSIP NO. 492693 (Shares) and 628854310 (American Depositary Shares)
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                                                                     Exhibit (q)


PRESS RELEASE
For Immediate Release


                      STAR CRUISES COMPLETES TENDER OFFERS
                     FOR SHARES AND ADSs OF NCL HOLDING ASA


February 16, 2000: Star Cruises PLC (SES "STRC") today announced the results of the successful U.S. and international tender offers by its subsidiary, Arrasas Limited, to acquire all outstanding ordinary shares and all American depositary shares (ADSs), each representing four ordinary shares, of NCL Holding ASA, at a price of NOK 35 per ordinary share and the U.S. dollar equivalent of NOK 140 per ADS.

47,671,648 ordinary shares or approximately 17.8% of the outstanding NCL shares and 5,687,718 ADSs or approximately 73.3% of the outstanding ADSs, were validly tendered prior to the expiration of the U.S. and international offers at 12:00 midnight, New York City time and Oslo time, respectively, on Thursday, February 10, 2000.

Arrasas has accepted for payment all ordinary shares and all ADSs which were validly tendered. Approximately 2 million ADSs remain outstanding. Star and its affiliates now own, including ordinary shares previously held by them, a total of 255,116,463 ordinary shares, representing approximately 95.4% of NCL's outstanding shares.

As the owner of more than 90% of NCL's ordinary shares, Star intends to undertake a compulsory acquisition of the remaining NCL shares and ADSs in accordance with applicable Norwegian law.

Star Cruises is the "leading cruise line in the Asia-Pacific" with a fleet of nine ships operating in Singapore, Malaysia, Thailand, Hong Kong, China, Vietnam, Taiwan Japan and Korea.

For further information please contact:

IN MALAYSIA:                                       IN THE UNITED STATES:

Jane Poh                                           MacKenzie Partners, Inc.
Vice President, Corporate Communications           Tel.: 1-212-929-5500
Tel: 603-309-2526                                  Fax: 1-212-929-0308
Fax: 603-301-1479